MAIN STREET AND MAIN INCORPORATED
                        5050 North 40th Street, Suite 400
                             Phoenix, Arizona 85018

                                August ____, 2000

Dear Stockholder:

     Enclosed are the prospectus dated August _____, 2000 (the "Prospectus) and other materials relating to the Rights Offering by Main Street and Main Incorporated (the "Company"). Please carefully review the Prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of the Company's Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page ____ of the Prospectus. You should also refer to the detailed Instructions for Use of Main Street and Main Incorporated Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING

- You will receive one non-transferable Subscription Right for each 2.5 shares of the Company's Common Stock you owned on July 31, 2000. You will not receive fractional Subscription Rights, but the Company will round your number of Subscription Rights down to the nearest whole number. For example, if you own 100 shares of Common Stock, you will receive 40 Subscription Rights. If you own 3,333 shares of Common Stock, you will receive 1,333 Subscription Rights.

- You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $2.375 per share. This right is referred to as the Basic Subscription Privilege.

- If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of __________ shares, shares purchased through the Over-Subscription Privilege will be allocated among stockholders who over-subscribe in proportion to the number of shares purchased by those over-subscribing stockholders through the basic subscription privilege, as more fully described in the prospectus.

- The Rights Offering expires at 5:00 p.m., Mountain Daylight Savings Time, on September 20, 2000. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

     If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

     If you do not exercise your Subscription Rights, your ownership in the Company may be diluted. Please see page ____ of the Prospectus for a discussion of risk factors associated with the ownership of our Common Stock as well as risks related to the Rights Offering.

     If you have any questions concerning the Rights Offering, please feel free to contact Duane Wilkes, our Secretary, at (602) 852-9000 or by e-mail at investor@mstreetinc.com.

                                        Sincerely,


                                        ----------------------------------------
                                        Bart A. Brown, Jr., President and CEO